SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G

                              (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13D-1(b),(c) AND (d) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                    BAYARD DRILLING TECHNOLOGIES, INC.
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                             (Name of Issuer)



                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)



                                072700-10-7
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                              (CUSIP Number)


                              April 28, 1998
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          (Date Of Event Which Requires Filing Of This Statement)


  Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                    [   ]  Rule 13d-1(b)
                    [ X ]  Rule 13d-1(c)
                    [   ]  Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 072700-10-7         13G


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Charles E. Davidson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF        5    SOLE VOTING POWER           1,708,231 shares
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0 shares
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      1,708,231 shares
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0 shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,708,231 shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%

12   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT



                         STATEMENT ON SCHEDULE 13G

          This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation (the "Company"), and is filed by Charles E. Davidson ("Mr. Davidson"). Mr. Davidson holds in his individual capacity 1,685,320 shares of Common Stock of the Company, but has not acquired the shares with any purpose, or with the effect of, changing or influencing the control of the issuer, or as a participant in any transaction having that purpose or effect.

ITEM 1(A)   NAME OF ISSUER.

            The name of the issuer is Bayard Drilling Technologies, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            The address of the principal executive office of the issuer is 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

ITEM 2(A)   NAME OF PERSON FILING.

            This Schedule 13G is filed by Charles E. Davidson

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
            RESIDENCE.

            The address of the principal residence of Mr. Davidson is 411 West Putnam Avenue, Greenwich, CT 06830.

ITEM 2(C)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            Mr. Davidson is a resident of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES.

            The class of securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company.

ITEM 2(E)   CUSIP NUMBER.

            The CUSIP number for the Common Stock is 072700-10-7.

ITEM 3      REPORTING PERSON.

            This item is inapplicable.

ITEM 4      OWNERSHIP.

            See Items 5 through 11 on page 2 for Mr. Davidson.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            This item is inapplicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            This item is inapplicable.

ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

            This item is inapplicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.

            This item is inapplicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            This item is inapplicable.

ITEM 10     CERTIFICATION.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."




                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date:  June 11, 1998



          By:  /S/ CHARLES E. DAVIDSON
               -----------------------------------------------
               Charles E. Davidson, in his individual capacity